SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of October, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




RYANAIR STATEMENT ON EUROPEAN COMMISSION INVESTIGATION OF CHARLEROI COST BASE

Ryanair, today (Friday, 24th October 2003) issued the following statement on the continuing EU investigation of the Brussels Charleroi cost base in order to correct a number of inaccurate newspaper reports which have appeared yesterday and today in Brussels.

Ryanair wishes to confirm the following;

 1. It remains confident that the low cost base negotiated at Brussels Charleroi Airport complies with the State aid rules in that it was/is similar to the low cost base offered to Ryanair at other privately owned airports, and it was non exclusive on the basis that it was offered to a number of other airlines, all of whom refused to take up the enormous risk of developing new routes and traffic at Brussels Charleroi.

 2. Ryanair has no idea what the form or content of the final Commission decision will be. It bases its confidence on repeated public statements by Commission officials that the Commission does not wish to inhibit the growth of low fares airlines, it does not wish to see the closure of Brussels Charleroi Airport and it wants to promote the growth of new routes and air travel at regional and secondary airports.

 3. Ryanair wishes to make it clear that the bizarre references to a "compromise plan" carried in a number of newspapers are entirely without foundation. As Ryanair has repeatedly clarified, should the Commission's decision attempt to alter Ryanair's cost base and low fares at Brussels Charleroi or any other low fare airport by so much as one centime, then Ryanair will appeal this decision to the Courts. Ryanair will not compromise on the issue of low costs or low fares.

 4. To the extent that the Commission's final decision focuses on issues of time periods, or transparency, or the availability of low cost arrangements to other competing airlines, then Ryanair would support any rules or framework which will allow publicly owned airports to compete with privately owned airports all over Europe. However, there will be no compromise on costs, or low fares and jobs at Charleroi.

Finally, Ryanair wishes to reiterate its call on the Commission to expedite this investigation which has been the subject of repeated delays. The decision was originally due before the Summer, then September, and has now been further delayed with a latest timetable of "mid November". These delays and this uncertainty is damaging not just to Ryanair, but to regional airports and the growth of low fare air travel in Europe. These delays have allowed our high fare competitors to launch unfounded and in some cases entirely untrue claims in local and regional courts in an attempt to block competition and limit choice for consumers. In the recent case of the Strasbourg-London route, Air France are now charging air fares that are forty times higher than the fares that were previously being charged by Ryanair.

Any opinions expressed by Ryanair or Michael O'Leary on the ultimate outcome of this investigation are precisely that, opinions. Opinions expressed by Ryanair should not be misreported as compromise agreements having been reached with the Commission - when this is simply not the case.

Ends.                    Friday, 24th October 2003

For further information

please contact:  Paul Fitzsimmons       Pauline McAlester
                 Ryanair                Murray Consultants
                 Tel. 353-1-8121212     Tel. 353-1-4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 October, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director